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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

           (Amendment No. 1 to Schedule 13D filed March 5, 2001)


                            Hyaton Organics Inc.
           ------------------------------------------------------
                              (Name of Issuer


                               Common Shares
           ------------------------------------------------------
                       (Title of class of securities)


                                448569 10 3
           ------------------------------------------------------
                               (CUSIP Number)


     Richard Bullock, 19 Ferguson Drive, Belfast, N. Ireland, BT4 2AZ;
                            011-44-28-9050-4567
     ------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  02/21/01
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



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1.   Names of Reporting Persons

     PricewaterhouseCoopers Inc. as Trustee in Bankruptcy of
     Kafus Industries Ltd.


     I.R.S. Identification Nos. of Above Persons (entities only)

     N/A - Canadian Corporation


2.   Check the Appropriate Box if a Member of a Group      (a)
                                                           (b)
     N/A



3.   SEC Use Only




4.   Source of Funds

     N/A


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [ ]

     N/A


6.   Citizenship or Place of Organization

     Canada


Number of Shares Beneficially Owned by Each Reporting Person With:


     7.  Sole Voting Power
          0

     8.  Shared Voting Power
          0

     9.  Sole Dispositive Power
          0

     10. Shared Dispositive Power
          0

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11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     0


12.  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares [ ]

     N/A


13.  Percent of Class Represented By Amount in Row (11)

     N/A


14.  Type of Reporting Person
     HC

     ITEM 1.   Security and Issuer.
               Common Shares
               Hyaton Organics Inc.
               c/o Richard Bullock, 19 Ferguson Drive, Belfast,
                   N. Ireland, BT4 2AZ

     ITEM 2.   Identity and Background
               --PricewaterhouseCoopers Inc. as Trustee in Bankruptcy of
                 Kafus Industries Ltd.
               --Incorporated in Canada
               --Bankrupt Company
               --601 West Hastings Street, Suite 1400, Vancouver,
                 B.C., Canada  V6B 5A5
               --No criminal convictions aware of
               --No securities judicial proceedings aware of

     ITEM 3.   Source and Amount of Funds or Other Consideration.
               N/A

     ITEM 4.   Purpose of Transaction.
               Disposition of entire interest - 20,000,000 Common Shares

     ITEM 5.   Interest in Securities of the Issuer.
               --0% interest currently held
               --Disposed of entire interest represented by 20,000,000
                 Common Shares at 2/21/01 in Vancouver, B.C., Canada in a private sale to Berkeley Investments Inc. for $25,968.63 ($0.0013/share)

     ITEM 6.   Contracts, Arrangements or Understandings with
               Respect to Securities of the Issuer.
               N/A

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     ITEM 7.   Materials to be Filed as Exhibits.

     Exhibit
       No.     Description
     -------   -----------

     10.1      Offer Letter to Berkeley Investments Inc. from
               PricewaterhouseCooopers Inc. dated February 6, 2001 for the purchase of shares and other assets of Hyaton Organics Inc. from the estates of Kafus Industries Ltd. and Cameron Strategic Planning Ltd.

     10.2 Bill of Sale between PricewaterhouseCoopers Inc. as Trustee in Bankruptcy of Kafus Industries Ltd. and Cameron Strategic Planning Ltd. dated February 7, 2001



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 12, 2001

                                   PricewaterhouseCoopers Inc. as Trustee
                                   in Bankruptcy for Kafus Industries Ltd.


                                   By:    /s/ Steve M. Lum
                                       ------------------------------------